Exhibit 107
Calculation of Filing Fee Table
424(b)(2)
(Form Type)
THE PNC FINANCIAL SERVICES GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.492% FIXED RATE/FLOATING RATE SENIOR NOTES DUE MAY 14, 2030	Rule 457(o) and 457(r)	$1,750,000,000	100%	$1,750,000,000	.0001476	$258,300
Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Total Offering Amounts					$1,750,000,000		$258,300
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$258,300
(1)The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $1,750,000,000.